Gregory J. Schmitt (214) 855-4305 gschmitt@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com
AUSTIN, TEXAS
(512) 499-3800
CHICAGO, ILLINOIS
(312) 425-3900
HOUSTON, TEXAS
(713) 951-3300
LOS ANGELES, CALIFORNIA
(310) 820-8800
PASADENA, CALIFORNIA
(626) 578-7400
SAN ANTONIO, TEXAS
(210) 246-5000
WASHINGTON, D.C.
(202) 326-1500

June 23, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Coastal Bancshares Acquisition Corp.
Proxy Statement on Schedule 14A
Filed May 3, 2006
Filed No. 0-51155

Ladies and Gentlemen:

On behalf of Coastal Bancshares Acquisition Corp., a Delaware corporation (the “Company” or “Coastal Bancshares”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 to the Proxy Statement on Schedule 14A (the “Amended Proxy”).

The Amended Proxy incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Cary M. Grossman, dated May 30, 2006. For your convenience, we have repeated each comment prior to the response. All references to page numbers in our discussion below each heading are to the pages in the Amended Proxy. The references to page numbers in the headings are to the originally filed Proxy Statement.

In order to assist the Staff in its review of the Amended Proxy we call your attention to the fact that the Company has restated its Form 10-KSB for the year ended December 31, 2005 and its Form 10-QSB for the period ended March 31, 2006. The Company, in consultation with us, its independent registered accounting firm, Hein & Associates LLP (“Hein”), determined that the Company needed to reclassify certain amounts in its financial statements to report the warrants issued as part of the units in the Company’s initial public offering as a liability. Hein based its conclusion upon a comment received from the Commission in connection with a Registration Statement for another targeted acquisition company similar to Coastal and after further review of the relevant accounting literature. The Company addressed this concern by determining to restate its Form 10-KSB for the fiscal year ended December 31, 2005 and its Form 10-QSB for the period ended March 31, 2006 to reflect this reclassification. In addition to the changes made to address the Staff’s comments, Coastal has revised the financial information contained in the Amended Proxy to reflect the restatement.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 23, 2006

General

1.	Please ensure that the proxy statement and form of proxy are clearly identified as being in preliminary form.

The Amended Proxy has been updated to clearly identify the proxy statement and form of proxy as being in preliminary form.

2.
Please disclose all material non-public information shared by the two entities during due diligence. This would include any forecasts or projections such as those mentioned in the third bullet point on page 44 under “Opinion of Financial Advisor to Coastal” and referenced in the letter from SAMCO.

We supplementally advise the Staff that we have attempted to include in the Amended Proxy all information that Coastal believes is material to a Coastal stockholder when considering how to vote on the proposals set out in the Amended Proxy. The Amended Proxy has been revised to include a summary of the budget for 2006 provided to Coastal by Intercontinental Bank Shares Corporation, a Texas corporation (“Intercontinental”). We supplementally advise the Staff that, while Intercontinental did provide forecasts for 2007-2010 to Coastal, these forecasts were not relied upon by the board of Coastal in making their determination to approve and recommend the proposed merger with Intercontinental or by Coastal’s financial advisor, SAMCO, in the analysis that it performed in preparing its valuation opinion. Because the forecasts were not relied upon by either Coastal’s board or by SAMCO, we respectfully submit to the Staff that the inclusion of the forecasts for 2007-2010 do not provide information that is material to a Coastal stockholder when considering how to vote on the proposals set out in the Amended Proxy.

3.	Please revise to update the financial information under Rule 3-12 of Regulation S-X.

The Amended Proxy has been revised to update the financial information pursuant to Rule 3-12 of Regulation S-X.

Summary Term Sheet

4.	Please revise the summary to conform to the description of a summary term sheet in Item 1001 of Regulation M-A.

The Amended Proxy has been revised to include a summary term sheet conforming to Item 1001 of Regulation M-A.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 23, 2006

Summary, page 4

5.	Please move the summary so as to precede the Q&A. We note Instruction 2 to Item 1001 of Regulation M-A.

The Amended Proxy has been revised to include a summary term sheet preceding the Q&A.

The Companies, page 6

6.
You state that Intercontinental believes itself to be one of only a few community banks with authority to originate loans in Mexico. This statement seems to imply that there are perhaps a number of other, non-community banks with this authority. If this is true, please revise to clarify this here and throughout the document.

The Amended Proxy has been revised to clarify that Intercontinental is one of only 14 banks chartered in the U.S., and one of only two U.S. chartered community banks, registered with the Mexican Ministry of Finance and Public Credit (Secretary de Hacienda y Crédito Publico) to operate a Financial Intermediary Representation Office (Oficina de Representación de Intermediario Financiero). This registration allows the Bank to competitively originate loans to Mexican citizens and companies due to the lower tax withholding rate available to Mexican borrowers on the interest paid to a foreign registered bank. We supplementally advise the Staff that we are providing, as supporting information, a list of financial institutions registered to operate a Financial Intermediary Representation Office obtained from the Mexican Ministry of Finance and Public Credit website and attached hereto as Exhibit A.

The Business Rationale for Acquiring Intercontinental, page 8

7.	Is the bank’s authorization to do business in Mexico truly unique? If not, please avoid describing it as such.

The disclosure in the Amended Proxy has been revised to describe the Bank’s authorization to do business in Mexico as an “unusual and attractive component” and all references to “unique” have been removed.

Questions and Answers

8.	Please restrict the Q&A section to matters not covered in the Summary.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 23, 2006

The Q&A section of the Amended Proxy has been restricted to matters not covered in the summary term sheet or the Summary section.

Conversion Rights, page 11

9.	It is not clear from these instructions or from the Form of Proxy how the stockholder is supposed to make a demand to have his or her shares converted to cash. Please revise as necessary.

The Form of Proxy has been revised to clarify that a stockholder demanding to have his or her shares converted to cash must affirmatively make the election on the proxy, by telephone or through the Internet.

Stock Ownership, page 12

10.
Please clarify here and in the letter to shareholders how many of the 1 million shares (15.3%) held by insiders were acquired prior to the company’s IPO and how many were acquired in or subsequent to that offering. State clearly the percentage of stock committed to be voted as the majority of IPO shares vote.

The disclosure in the Amended Proxy has been revised to state that all of the one million shares held by insiders were acquired prior to Coastal’s initial public offering and that 100% of these shares are committed to be voted on the merger proposal as the majority of the shares issued in Coastal's initial public offering are voted on the merger proposal.

Interests of Officers and Directors of Intercontinental Bank in the Merger, page 13

11.	Please revise under “Employment Agreements” to disclose in what capacity Mr. Byers currently serves.

The Amended Proxy has been revised to include the suggested disclosure.

Conditions to Coastal’s Obligation

12.	Please revise the antepenultimate bullet point to identify the “certain key employee.”

The Amended Proxy has been revised to include the suggested disclosure.

13.	Please revise the penultimate bullet point to describe the nature of the legal opinion.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 23, 2006

The Amended Proxy has been revised to include the suggested disclosure.

14.	Revise the final bullet point to clarify what types of third-party consents to the merger will be necessary.

The Amended Proxy has been revised to include the suggested disclosure.

Material United States Federal Income Tax Consequences of the Merger, page 17

15.	The non-taxability of the merger transaction is material to investors and requires an opinion from tax counsel. Please include such an opinion and reference the opinion here. Do the same on page 50.

We supplementally advise the Staff that the merger is not a non-taxable transaction for the shareholders of Intercontinental and that all references to the merger being treated as a reorganization have been removed from the Amended Proxy. The Amended Proxy has been revised to state that the sale of the stock of Intercontinental will be treated as a taxable sale for federal income tax purposes for the shareholders of Intercontinental  As such, we respectfully submit to the staff that an opinion related to the tax aspects of the sale of the stock of Intercontinental is not necessary.

Proforma Consolidated Statement of Condition, page 22

16.
Please revise to provide footnote detail in a self balancing format to support the adjustments shown throughout your pro forma financial information. Provide a level of detail that enables the reader to easily recalculate the adjustments, including all material assumptions, and trace them into the pro forma financial statements.

The Amended Proxy has been revised to include the suggested disclosure.

Risk Factors, page 31

Coastal Directors and executive officers have interests in the merger…, page 34

17.	The subheading appears to be too limiting to cover all three bullet points included in this risk factor. Please revise.

The subheading has been revised to cover all three bullet points included in this risk factor.

 Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 23, 2006

18.	Also revise the heading and disclosure to clarify that these interests are financial.

The heading and related risk factor have been revised to include the suggested disclosure.

Forward-looking Statements, cage 36

19.
Please note that the Private Securities Litigation Reform Act of 1995 does not apply to Intercontinental, which is not currently a reporting company. Refer to section 27A(a). Please revise accordingly.

The Company notes that the Private Securities Litigation Reform Act of 1995 does not apply to Intercontinental and the Amended Proxy has been revised accordingly.

Background of the Merger, page 41

20.	In the third paragraph, please disclose why SAMCO contacted Coastal in November.

The Amended Proxy has been revised to include the suggested disclosure.

21.	Did SAMCO discuss any other potential transactions?

We supplementally advise the Staff that SAMCO discussed two additional potential target companies with Coastal in its capacity as a financial advisor to Coastal.

22.	Clarify the relationship between Intercontinental and The Bank Advisory Group and why the company submitted its proposal for the acquisition to that entity.

The Amended Proxy has been revised to clarify that The Bank Advisory Group was retained by Intercontinental to act as an advisor to Intercontinental and to describe this relationship.

Opinion of Financial Advisor to Coastal, page 44

23.
Substantially enhance the disclosure to include a tabular presentation of each material analysis performed. For example, the table and supporting narrative on page 19, the discounted cash flow discussion on page 20 and Table 10 of SAMCO’s valuation report should appear in the document. Clearly show in tabular format how the proposed pricing compares with the data presented to the board and summarized here.

The Amended Proxy has been revised to substantially enhance the disclosure. Additional tabular presentations have been included, including those suggested by the comment.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 23, 2006

24.	Disclose how the discount rates of 14 and 16 percent and the 3 percent growth rates were chosen for the income approach.

The Amended Proxy has been revised to include the suggested disclosure.

25.	Additionally, each analysis summary should state clearly the conclusions reached by the advisors regarding the information presented.

The Amended Proxy has been revised to include the suggested disclosure.

26.	Further, clarify whether there were any specific factors that did not support the fairness opinion. If no such factors existed, say this in the proxy statement.

The Amended Proxy has been revised to clarify that SAMCO found no operational factors of Intercontinental that would not support the valuation opinion. The Amended Proxy has also been revised to state that SAMCO did note that certain of the Market/Transaction valuation approaches and the discontinued cash flow valuation indicated values for Intercontinental that were less than the pro forma per share value being paid for Intercontinental in the proposed merger.

27.
We note the disclaimer regarding reliance on the SAMCO’s opinion. Please clarify the position of the board with respect to the opinion, specifically whether the board relied on the opinion in making its decision regarding the merger.

The Amended Proxy has been revised to note that the opinion of SAMCO was one of the factors considered by the Coastal board of directors in determining whether to recommend the proposed merger transaction.

28.	Please revise to clarify what is meant by “certain adjustments to the financial statements of Intercontinental and the Bank.”

The Amended Proxy has been revised to include the requested clarification and to add a tabular presentation of the adjustments made.

29.
You state on page 46 that SAMCO “relied primarily on three approaches to valuation.” Yet the following paragraph states that “little or no weight is given to the Asset-based approach of evaluation.” And on page 47 you state that SAMCO determined that the capitalization of dividends method was of “limited usefulness.” Finally under “Conclusion” you state that SAMCO “chose to focus their analysis on the normalized earnings. . .” and “chose not to rely on the results of the discounted cash flow analysis. . .” Please revise this section to clarify exactly what methods of analysis were used and the extent to which they were relied upon by SAMCO in preparing its valuation. Investors should be able to follow the discussion and understand how SAMCO obtained the figure of $31.15 per share.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 23, 2006

The Amended Proxy has been revised to include the suggested disclosure.

30.
Disclose any association between the parties and their respective financial advisors within the past two years for which the financial advisors received remuneration, including the amount of the remuneration.

We supplementally advise the Staff that there has been no association within the past two years between Coastal and SAMCO Capital Markets, Coastal and The Bank Advisory Group, Intercontinental and SAMCO Capital Markets, or Intercontinental and The Bank Advisory Group for which the respective financial advisor received remuneration.

Recommendation of the Coastal Board of Directors, page 51

31.	Please complete this section. Include substantive reasons for the recommendation.

We supplementally advise the Staff that this portion of the Amended Proxy has been revised to delete the paragraph referring to a discussion of factors considered by Coastal’s board as that paragraph was in that portion of the original proxy statement in error. The substantive reasons for the recommendation of the Coastal board of directors and the factors considered are included in the “Coastal’s Reasons for the Merger” portion of the Amended Proxy.

The Merger Agreement, page 52

32.	Please include the stock symbol in the third subsection on page 52 or delete the reference to it in the subheading.

The Amended Proxy has been revised as suggested.

Employment Agreements, page 59

33.	Please disclose Mr. Byers’ base salary or provide an approximation.

The Amended Proxy has been revised to include the suggested disclosure.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 23, 2006

Information About Intercontinental, page 67

34.	Please disclose any intention the bank has to continue to make loans in Cameroon.

The Amended Proxy has been revised to disclose that the Bank has no specific plans to pursue business development or additional borrowers in Cameroon.

35.	Please revise to include the disclosures required by Item I.C of Industry Guide 3.

The Amended Proxy has been revised to include the suggested disclosure.

The Tri-Party Backed Loan Program, page 68

36.	Considering the materiality of this program to Intercontinental’s financial results, please substantially revise to disclose the following information:

•	Clearly describe the proprietary financial structure of this program;

•	Specifically disclose what tax benefits the program provides to you and your customers;

•	Explain who the Tri-parties consist of; and,

•	Expand your discussion of how this program works and the impact it has on your financial results.

The Amended Proxy has been revised to include the suggested disclosure.

U.S. Government Insured Loans Through the Export-Import Bank, page 69

37.	Please outline briefly how the Export-Import guarantees program works.

We supplementally advise the Staff that Ex-IM loans are made to foreign borrowers for the purpose of purchasing and exporting machinery, equipment and certain other qualifying products that are produced in the United States for use or resale by the borrower. These loans typically amortize over less than five years. There is very little repayment risk and no requirement for the bank to attempt to recover from the foreign borrower in the event of a default. These loans are secured by an insurance policy issued by the United State Export-Import Bank insuring repayment of 100% of the principal balance then outstanding plus up to 270 days of accrued and unpaid interest in the event of a default. The Amended Proxy has been revised to include such disclosure.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 23, 2006

38.	To the extent possible, please disclose the expected costs of your plans, for example the cost of acquiring new branches.

We supplementally advise the Staff that, while Coastal and the management of Intercontinental have developed the broad outlines of a near-term strategy for the operations of the combined company for subsequent to the merger, detailed analyses of the expected costs related to implementing this strategy have not been developed at this time and, therefore, no disclosure related to the expected costs related to implementing this strategy has been included in the Amended Proxy.

Selected Historical Intercontinental Bank Shares Corporation Consolidated Financial Information, Page 78

39.	Please provide footnote disclosure describing how you have calculated tangible book value per share.

The Amended Proxy has been revised to include the suggested footnote disclosure.

Results of Operations

Net Interest Income, page 83

40.
Please revise the table on page 84 to segregate the information between domestic and foreign activities for each significant category of assets and liabilities disclosed, and disclose the percentage of total assets and total liabilities attributable to foreign activities. Refer to the instruction 5 of Item I.C of Industry Guide 3.

The table on page 103 has been revised to include the suggested disclosure.

Provision for Possible Loan Losses, page 85

41.	Please revise to disclose the specific factors considered when recording your provision for loan losses, and discuss how changes in the factors considered impacted the amount of provision recorded.

The Amended Proxy has been revised to include the suggested disclosure.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 23, 2006

Salaries and Wages - page 87

42.	Please revise to clarify if you reclassified fees paid to loan and deposit referral sources for prior periods.

The Amended Proxy has been revised to include the suggested disclosure.

Loans, page 89

43.
Here or in a more appropriate place, please discuss the specific characteristics of each loan type in the bank’s portfolio, the risks attaching to each type of loan and the risk relative to other types of lending, and the steps you take to reduce these risks, including, for example, your underwriting criteria and limits on lending to one borrower.

The Amended Proxy has been revised to include the suggested disclosure.

Financial Condition, page 89

44.	Please revise to include the disclosures required by Item III.C.3 for your foreign loans.

The Amended Proxy has been revised to include the suggested disclosure.

Allowance for Loan Losses and Non-Performing Loans, page 91

45.	Please revise to include the information required by item IV.B of Industry Guide 3.

The Amended Proxy has been revised to include the suggested disclosure.

Dividends, page 104

46.	On page 118 you state that the board does not expect to declare any dividends in the foreseeable future. If true, please include that statement here; otherwise, delete from the latter section.

The Amended Proxy has been revised to include the suggested disclosure.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 23, 2006

Financial Statements

Coastal Bancshares Acquisition Corporation

Balance Sheets, page F - 3

47.	Please tell us how you considered EITF 00-19 and EITF Topic D-98 in determining that the contingently convertible shares should be classified as mezzanine equity.

The following language was included in the prospectus for the initial public offering of Coastal Bancshares Acquisition Corp. and is derived from its articles of incorporation:

Conversion rights

At the time we seek stockholder approval of any business combination, we will offer each public stockholder the right to have such stockholder’s shares of common stock converted to cash if the stockholder votes against the business combination and the business combination is approved and completed. The actual per-share conversion price will be equal to the amount in the trust fund, inclusive of any interest, as of the record date for determination of stockholders entitled to vote on the business combination, divided by the number of shares sold in this offering. Without taking into any account interest earned on the trust fund, the initial per-share conversion price would be $5.16, or $0.84 less than the per-unit offering price of $6.00. An eligible stockholder may request conversion at any time after the mailing to our stockholders of the proxy statement and prior to the vote taken with respect to a proposed business combination at a meeting held for that purpose, but the request will not be granted unless the stockholder votes against the business combination and the business combination is approved and completed. Any request for conversion, once made, may be withdrawn at any time up to the date of the meeting. It is anticipated that the funds to be distributed to stockholders entitled to convert their shares who elect conversion will be distributed promptly after completion of a business combination. Public stockholders who convert their stock into their share of the trust fund still have the right to exercise the redeemable warrants that they received as part of the units. We will not complete any business combination if public stockholders, owning 20% or more of the shares sold in this offering, exercise their conversion rights.

Balance sheet classification:

We believe that paragraphs 6, 8, and 9 of EITF 00-19 provide guidance that the amount of common stock subject to possible redemption in Coastal’s circumstance should be classified outside of the permanent equity section of the balance sheet as a liability and/or temporary equity.

Further, paragraph 9 of EITF 00-19, which describes balance sheet classification and measurement for temporary equity (contracts that require the company to deliver cash as part of a physical settlement) refers to ASR 268 and Topic No. D-98, “Classification and Measurement of Redeemable Securities,” which provides guidance by analogy to account for such transactions as provided for under “Equity Instruments-temporary equity.” The temporary equity provisions referred to in Topic D-98 suggest that in situations similar to Coastal’s, an amount equal to the cash redemption amount should be transferred to temporary equity.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 23, 2006

We believe that paragraphs 2-4 of Topic D-98 provide further guidance that in our circumstances, where the redemption is not solely within our control, that the amount subject to redemption should be classified as temporary equity.

Measurement:

Because redemption is not solely within our control, we believe we must assume that redemption is probable. Paragraph 16 of Topic D-98 provides that if redemption is probable at a future date, the Staff will not object to one of two accounting methods. One of those methods is to accrete the change in the amount subject to redemption. We have measured the amount subject to redemption as of each balance sheet date by determining the amount per share in trust that would be distributable the shares subject to redemption (and assuming a complete liquidation of the Company did not occur) and reclassifying this amount from the capital stock and additional paid-in capital accounts in accordance with this guidance.

Paragraph 19 of Topic D-98 states that increases or decreases in the carrying amount of redeemable common stock should not affect income applicable to common stockholders. Therefore, we have not recorded any income statement impact related to the common stock subject to possible conversion.

Paragraph 19 also states that when the redemption amount is at other than fair value, the two-step method of computing earnings per share under FASB 128 should be applied. Because the amount subject to redemption is the equal to the electing common stockholders pro rata share of the trust account, we believe this amount reflects fair value and therefore we did not use the two step method of computing earnings per share.

Statements of Cash Flows, page F-6

48.	Please revise to disclose how you considered paragraph 8 of SFAS 102 in recording your cash flows from the purchase of treasury bill in trust account as a financing activity.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 23, 2006

We supplementally advise the Staff that Coastal has recorded the cash flows from the purchase of a treasury bill in the trust account as an investing activity.

Intercontinental Bank Shares Corporation and Subsidiaries

Consolidated Statements of Cash Flows, page F-16

49.	Please revise to disclose how you considered paragraph 18 of SFAS 95 in recording your cash flows from the sale or purchase of deposits as an investing activity.

We supplementally advise the Staff that, pursuant to paragraph 18 of SFAS 95, financing activities would include the amounts borrowed in the form of deposits and the repayment of those deposits; however, for financial institutions it is customary to report the net change in borrowings reflected as deposit liabilities as opposed to the gross amounts of withdrawals and the gross amount of deposits made throughout the reporting period and, therefore, no changes have been made to the footnotes in the Amended Proxy.

Organization and Summary of Significant Accounting Policies, page F-17

Loans, Page F -19

50.	Please provide the SAB 99 analysis you prepared to determine that the effect of not applying the guidance in SFAS 91 to record your loan fees and costs was not material for all periods presented.

We supplementally advise the Staff that the number of new/renewed loans in excess of $100,000 for the years ending December 31, 2003, 2004 and 2005 were 119, 127, and 113, respectively. The average origination fee per loan collected by the Bank during the years ending December 31, 2003, 2004 and 2005 were $1,201, $ 1,014, and $1,113, respectively. The direct origination cost per loan for the same time periods was estimated by management to be between $1,000 and $1,250 based upon an estimate of loan officer hours related to the origination of these loans. Given the estimate of direct origination costs and the average fee collected per loan, the net effect of capitalizing the fees, net of costs was deemed by management to not be materially different from recording the costs and the fees as received.

Recently Issued Accounting Standards, page F-21

51.	Please revise to disclose the anticipated effect on your financial statements as a result of the adoption of SFAS 123(R) as of January 1, 2006.

Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 23, 2006

We supplementally advise the Staff that it is anticipated by management that the effect of implementing FAS No. 123(R) will not have any effect on the financial statements of the Company because the Board does not anticipate granting any additional options at this time. Should the options be issued as immediately exercisable in connection with the proposed acquisition, the income statement impact would be approximately $800,000 as described in Note 22 to the Audited Financial Statements. Footnote 1 of the Notes to Consolidated Financial Statements has been revised to include such suggested disclosure.

18. Stock Option Plan, page F-33

52.
Please revise to disclose how you determined that the option exercise price for shares granted was equal to or exceeded the fair value of your stock considering that you were not a publicly traded company at the time of the grants.

We supplementally advise the Staff that on September 3, 1999, Intercontinental issued options to an executive of the Bank simultaneously with the sale of shares of stock that consummated the sale of Intercontinental. The options exercise prices were equal to or above the price paid per share for the acquisition of Intercontinental. The price per share paid for the acquisition of Intercontinental’s stock was based upon a third party assessment of the fair value of Intercontinental’s stock. Footnote 18 of the Notes to Consolidated Financial Statements has been revised to include such suggested disclosure and the last paragraph of the note has been removed.

Subsequent Events, page F-37

53.
This footnote contains information as of April 5, 2006, however the opinion provided by your auditors is dated February 24,2006. Please revise to label this footnote as unaudited if applicable or have your auditors provide an opinion with a revised date.

Footnote 22 has been revised to indicate the information was not audited.

Form of Legality Opinion

54.	Please revise the opinion to clearly identify “The Company,” “The Delaware Company,” and “The Bank.”

The opinion has been revised to include such clarification.

 Jenkens & Gilchrist
a professional corporation

Securities and Exchange Commission
June 23, 2006

55.
Please revise the opinion to delete the qualification in paragraph 9 regarding 12 USC §55, or tell us why the qualification is necessary and how such qualified opinion meets the requirements of Regulation S-B.

We supplementally advise the Staff that the form of opinion referred to in the Staff’s comment is not an opinion required by Regulation S-B. It is, rather, a transactional opinion from counsel for Intercontinental to be delivered to Coastal with respect to certain matters related to Intercontinental and Intercontinental National Bank (the "Bank"), including item 11 of the opinion with respect to the Bank’s common stock. We further note and clarify that the reference to 12 USC § 55 should apply to the Bank's common stock, and not the common stock of Intercontinental. The form of opinion to be delivered at the closing of the merger will be revised to move the reference “. . except as set forth in 12 USC § 55, . . .” from item 9 of the opinion to item 11 of the opinion. We further note that the reference to 12 USC § 55 is a required qualification applicable to all national banking associations organized under the laws of the United States. The common stock of all national banking associations organized under the laws of the United States is generally non-assessable, except as permitted under 12 USC § 55, which gives the Office of the Comptroller of the Currency, the primary regulator of national banking associations, authority to assess the shareholder of the Bank in the event the Bank incurs a loss of capital. Consequently, the reference to 12 USC § 55 cannot be deleted from item 11 of the opinion (as modified).

If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4305.

Very truly yours,

/s/ Gregory J. Schmitt
Gregory J. Schmitt

Enclosures

cc/encl.: Mr. Cary M. Grossman

Jenkens & Gilchrist
a professional corporation

Exhibit A

Sector 46: Oficinas de Representación de Entidades Financieras del Exterior
Clave	Razón Social	Nombre Corto	Status
46-010	Banco Bice	Bice Rep.	En operación
46-001	ABN Amro Bank, N.V.	ABN Rep.	En operación
46-008	Banca di Roma, S.p.A.	Bca. di Roma Rep.	En operación
46-014	Banco de Sabadell, S.A.	Sabadell Rep.	En operación
46-019	Banco Español de Crédito, S.A.	Banesto Rep.	En operación
46-021	Banco Mercantil, C.A., S.A.C.A.	Mercantil C.A.S.A.C.A Rep.	En operación
46-024	Banco Pastor, S.A.	Bco. Pastor Rep.	En operación
46-026	Banco Santander Central Hispano, S.A.	Santander Central Rep.	En operación
46-027	Banco Simeon, S.A.	Simeon Rep.	En operación
46-028	Bank Hapoalim B.M.	Hapoalim Rep.	En operación
46-030	Bank Leumi Le-Israel, B.M.	Bank Leumi Rep.	En operación
46-033	Bank of Montreal	Bank Montreal Rep.	En operación
46-040	Barclays Bank Plc.	Barclays Rep.	En operación
46-042	Bayerische Hypo-und Vereinsbank Aktiengesellschaft	Bayerische Hypo Rep.	En operación
46-047	Caja de Ahorros de Galicia	Caja de Galicia Rep.	En operación
46-052	Cobank, ACB	Cobank Rep.	En operación
46-055	Commerzbank Aktiengesellschaft	Commerzbank Rep.	En operación
46-056	Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A.	Rabobank Rep.	En operación
46-066	Deutsche Bank, A. G.	Deutsche Rep.	En operación

 Jenkens & Gilchrist
a professional corporation

46-068	Dresdner Bank, A.G.	Dresdner Rep.	En operación
46-072	Fortis Bank	Fortis Rep.	En operación
46-081	N.M. Rothschild & Sons Limited	N.M. Rep.	En operación
46-085	Royal Bank of Canada	Royal Canada Rep.	En operación
46-087	Serfín International Bank & Trust	Serfin International Rep.	En operación
46-089	Societe Generale	Societe Rep.	En operación
46-094	The Bank of New York	Bank of N.Y. Rep.	En operación
46-116	The Toronto-Dominion Bank	Toronto-Dominion Rep.	En operación
46-122	Banco de Chile	Bco. Chile Rep.	En operación
46-129	ING Bank, N.V.	ING Rep.	En operación
46-131	Intercontinental National Bank	Intercontinental Rep.	En operación
46-134	Caja de Ahorros de Asturias	Caja de Asturias Rep.	En operación
46-137	Compañía Española de Financiación del Desarrollo, COFIDES, S.A.	COFIDES REP.	En operación
46-139	UBS, AG.	UBS REP.	En operación
46-037	BNP Paribas	BNP Paribas Rep.	En operación
46-149	Japan Bank for International Cooperation	JBIC Rep.	En operación
46-152	Sanpaolo IMI, S.P.A.	Sanpaolo Rep.	En operación
46-151	Banco Latinoamericano de Exportaciones, S.A.	Bladex Rep.	En operación
46-153	Safra National Bank of New York	Safra Rep.	En operación
46-158	Landesbank Baden-Württemberg	Landesbank Rep.	En operación
46-002	American Express Bank, Ltd.	American Express Rep.	En Operación

Jenkens & Gilchrist
a professional corporation

46-145	Banco Alemán Platina S.A.	Platina Rep.	En Operación
46-155	Bank of Antigua Limited	Antigua Rep.	En Operación
46-140	Wachovia Bank, National Association	Wachovia Rep.	En operación
46-160	Caixa de Aforros de Vigo, Ourense e Pontevedra	Caixa Ourense Rep.	En operación
46-126	DZ Bank DG Deutsche Zentral Genossenschaftsbank	DZ Bank Rep.	En operación
46-119	WestLB AG	WestLB Rep.	En operación
46-163	Mizuho Corporate Bank Limited	Mizuho Rep.	En Operación
46-162	Banque Safdié S.A.	Safdié Rep.	En Operación
46-018	Banco do Brasil, S.A.	BB Rep.	En operación
46-161	Falcon International Bank	Falcon Rep.	En operación
46-103	The Export-Import Bank of Korea	Exim Bank Korea Rep.	En operación
46-164	Union Bancaire Privée, UBP	UBP Rep.	En operación
46-167	DEG-Deutsche Investitions-Und Entwicklungsgesellschaft Mbh	DEG Rep.	En operación
46-032	Bank of America, National Association	Bank of America, Rep.	En operación
46-053	Comerica Bank	Comerica Rep.	En operación
46-090	Standard Chartered Bank	Standard Rep.	En operación
46-098	JPMorgan Chase Bank, National Association	JPMorgan Rep.	En Operación
46-127	UPS Capital Business Credit	UPS Capital Rep.	En operación
46-146	CALYON	Calyon Rep.	En Operación
46-165	Banco de Crédito Centroamericano, S.A.	Bancen Rep.	En operación
46-168	Banco Continental de Panama, S.A.	Banco Continental Rep.	En operación

Jenkens & Gilchrist
a professional corporation

46-170	Banco de Crédito e Inversiones S.A.B.	Crédito e Inv.Rep.	En Operación
46-171	Bank of America, National Association	Bank of America Monterrey Rep.	En Operación
46-125	Credit Suisse	Credit Suisse Rep.	En operación
46-166	Standard Bank Plc.	SB Plc Rep.	En Operación
46-172	Credit Suisse	Credit Suisse Monterrey Rep.	En Operación
46-178	Banco Industrial, S.A.	Banco Industrial Rep.	En operación
46-179	Falcon International Bank	Falcon Guadalajara Rep.	En operación
46-048	Citibank (Banamex USA)	Citibank Rep.	En operación
46-096	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Tokyo-Mitsubishi Rep.	En operación
46-157	Mizrahi Tefahot Bank Ltd.	Mizrahi Tefahot Rep.	En operación
46-051	Citibank/regional	Citibank Regional	Autorizada
46-123	Bayerische Landesbank Girozentrale	Bayerische Landesbank Rep.	Autorizada
46-173	Caja del Mediterráneo	Caja Mediterráneo Rep.	Autorizada
46-180	Helm Bank	Helm Bank Rep.	Autorizada